DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03016001

NO ACT
P.E 12-23-02
1-6388

February 21, 2003

Act	1934
Section	
Rule	14A-8
Public Availability	2/21/2003

McDara P. Folan, III
Vice President,
Deputy General Counsel
and Secretary
R.J. Reynolds Tobacco Holdings, Inc.
P.O. Box 2866
Winston-Salem, NC 27102-2866

Re: R.J. Reynolds Tobacco Holdings, Inc.
Incoming letter dated December 23, 2002

Dear Mr. Folan:

This is in response to your letter dated December 23, 2002 concerning the shareholder proposal submitted to RJR by the Sisters of Mercy of the St. Louis Regional Community, Inc. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
MAR 04 2003
THOMSON
FINANCIAL

Enclosures

cc: Katherine Marie Glosenger, RSM
Treasurer
Sisters of Mercy of the Americas
2039 N. Geyer Rd.
St. Louis, MI 63131

CRGH

RJReynolds Tobacco Holdings, Inc. December 23, 2002

RECEIVED
2002 DEC 23 PM 5:22
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

McDARA P. FOLAN, III
Vice President
Deputy General Counsel and Secretary

336-741-5162
Fax: 336-741-2998
E-Mail: folanm@rjrt.com

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Sisters of Mercy of the St. Louis Regional Community, Inc.

Ladies and Gentlemen:

R. J. Reynolds Tobacco Holdings, Inc. (the "Company") has received a shareholder proposal requesting that the Company's Board of Directors (the "Board") determine ways to inform the Company's customers about the health risks of smoking "light" and "ultralight" cigarettes and to disassociate smokers from the belief that such products are safer and deliver less tar and nicotine. The proposal was submitted pursuant to Rule 14a-8[1] of the Securities Exchange Act of 1934, as amended (the "Act"), by the Sisters of Mercy of the St. Louis Regional Community, Inc. (the "Proponent"). The proposal and its supporting material (the "Proposal") are set forth in full as Annex A to this letter.

The Company hereby notifies the Proponent of its intention to omit the Proposal from its proxy statement and form of proxy for the 2003 annual meeting of shareholders (the "2003 Proxy Materials"). This letter constitutes the Company's statement of the reasons that it deems the omission to be proper.

In accordance with Rule 14a-8, we are writing to request that the Staff of the Division of Corporation Finance (the "Staff") not recommend any enforcement action if the Company omits the Proposal from the 2003 Proxy Materials. The date currently proposed for the annual meeting is April 30, 2003, although this date has not yet been approved by the Board.

The Proposal states:

> RESOLVED that shareholders request the Board to find appropriate ways of informing our customers about the actual health risks of smoking "light and ultralight" cigarettes to disassociate them from any belief that such products are safer and deliver less tar and nicotine.

The Company believes that it may omit the Proposal from the 2003 Proxy Materials for each of the following, separately sufficient, reasons:

[1] Unless otherwise noted, all section and clause references herein are to this Rule.

(i) pursuant to Rule 14a-8(i)(7) because it pertains to matters of ordinary business operations; and

(ii) pursuant to Rule 14a-8(i)(3) because elements of the Proposal are contrary to Rule 14a-9 of the Act which prohibits false or misleading statements in proxy materials.

I. Grounds for Omission

A. The Proposal pertains to matters of ordinary business operations (*i.e.*, litigation strategy).

The Company believes that it may exclude the Proposal from its 2003 Proxy Materials because the Proposal would adversely affect the litigation strategy of the Company and its subsidiary, R. J. Reynolds Tobacco Company ("Reynolds Tobacco"), in multiple lawsuits in which they are involved. As the Proposal itself notes, there are a number of "certified class actions against tobacco manufacturers for deceptively promoting light cigarettes as being safer than regular cigarettes. If these cases go against our company, we could possibly lose billions of dollars." The litigation in which the Company and Reynolds Tobacco are involved relating to the use of the terms "light" and "ultralight" is described in further detail below, in Annex B to this letter and in the Company's most recent quarterly report on Form 10-Q filed with the Commission.

The Staff has previously acknowledged that a shareholder proposal is properly excludable under the "ordinary course of business" exception contained in (i)(7)[2] when the subject matter of the proposal is the same or similar to that which is at the heart of litigation in which a registrant is then involved. *See, e.g., RJR Nabisco Holdings Corp.* (February 22, 1999) (proposal requiring the company to stop using the terms "light" and "ultralight" until shareholders can be assured through independent research that such brands reduce the risk of smoking-related diseases excludable under the "ordinary course" exception because it interfered with litigation strategy of class-action lawsuit on similar matters); *Philip Morris Companies Inc.* (February 22, 1999) (same). This result is also consistent with the longstanding position of the Staff that a registrant's decision to institute or defend itself against legal actions, and decisions on how it will conduct those legal actions, are matters relating to its ordinary business operations within the meaning of (i)(7) and within the exclusive prerogative of management. *See, e.g., NetCurrents, Inc.* (May 8, 2001) (proposal requiring NetCurrents, Inc. to sue two individuals within 30 days of the annual meeting excludable as ordinary business operations because it relates to litigation strategy); *Microsoft Corporation* (September 15, 2000) (proposal asking the registrant to sue the federal government on behalf of shareholders excludable as ordinary business because it relates to the conduct of litigation); *Exxon Mobil Corporation* (March 21, 2000) (proposal requesting immediate payment of settlements associated with Exxon Valdez oil spill excludable because relates to litigation strategy and related decisions); *Philip Morris Companies Inc.* (February 4, 1997) (proposal recommending that Philip Morris Companies Inc. voluntarily implement certain FDA regulations while simultaneously challenging the legality of those regulations excludable under clause (c)(7), the predecessor to the current (i)(7)); *Adams*

[2] Clause (i)(7) permits omission of a proposal if it "deals with a matter relating to the conduct of the ordinary business operations of the registrant."

Express Company (July 18, 1996) (proposal for registrant to initiate court action against the Federal Reserve Board excludable as ordinary business because it went to the determination by the company to institute legal action); *Exxon Corporation* (December 20, 1995) (proposal that registrant forego any appellate or other rights that it might have in connection with litigation arising from the Exxon Valdez incident excludable because litigation strategy and related decisions are matters relating to the conduct of the registrant's ordinary business operations); *Benihana National Corporation* (September 13, 1991) (Same).

The Company and Reynolds Tobacco are involved in multiple lawsuits in which plaintiffs have alleged that (a) cigarettes that are low in tar and nicotine yields in accordance with the tests for measuring tar and nicotine that are prescribed by the U.S. Federal Trade Commission (the "FTC Method") are not in fact low in tar and nicotine as smoked by smokers and can present health risks equal to or greater than higher yield cigarettes, depending on how such cigarettes are smoked and (b) advertising citing the FTC Method ratings (including the use of descriptors such as "light" and "ultralight") is deceptive. Reynolds Tobacco uses the terms "light" and "ultralight" to differentiate cigarette-brand styles in terms of such characteristics as strength of taste and reported tar and nicotine yield. The Company and Reynolds Tobacco are vigorously defending such actions and intend to continue to do so. (See Annex B for a detailed description of the pending cases).

While the Proposal purports to *request* the Board to find *appropriate* ways of informing customers about the *actual* health risks of "light" and "ultralight" cigarettes, as written it assumes the conclusions that (1) the actual health risks of specific types of cigarettes to individual smokers are known and can be disclosed, (2) smokers are not already aware that all cigarettes, including "lights" and "ultralights," pose health risks (as evidenced by the fact that all styles of cigarettes bear the same package warnings), and (3) "light" and "ultralight" cigarettes are not safer and do not deliver less tar and nicotine. These are conclusions that may be the opinion of the Proponents but they are presented as facts -- the very facts that are at the heart of the Company's and Reynolds Tobacco's litigation.

Therefore, the Proposal squarely implicates issues that are the subject matter of multiple lawsuits involving the Company and Reynolds Tobacco. In effect, the Proposal recommends that the Company facilitate the goals of the opposing parties in these various lawsuits at the same time that the Company and Reynolds Tobacco are actively challenging those parties' legal positions or claims. Being forced either to comply with the Proposal or to take a public position (or no position) in the 2003 Proxy Materials with respect to the Proposal would improperly interfere with and otherwise adversely affect the Company's and Reynolds Tobacco's litigation strategy in these cases. In fact, the Company's ability to effectively seek "no action" relief in this letter is limited because any discussion of the issues related to light/ultralight health effects must of necessity be limited at this time because the Company's and Reynolds Tobacco's litigation strategy and even some of the factual bases for the Company's and Reynolds Tobacco's defense have not yet been fully developed and should not be disclosed prematurely to opposing parties. As such, inclusion of the Proposal in the 2003 Proxy Materials would permit the Proponent to interfere with and preempt management's right and duty to determine the Company's and Reynolds Tobacco's litigation strategy.

In summary, the Proposal seeks to substitute the judgment of shareholders for that of the Board on decisions involving litigation strategy and would require the Board to take actions that may be contrary to the Company's and Reynolds Tobacco's litigation defenses. Every company's management has a basic obligation to defend itself against unwarranted litigation and regulation. That responsibility is at the core of the everyday business of a registrant. A shareholder request that interferes with this obligation is inappropriate, particularly when there are pending lawsuits involving the Company and Reynolds Tobacco on the very issues that form the basis for the Proposal. Because the Proposal intrudes on ordinary business operations, the Company believes that it may properly exclude it from the 2003 Proxy Materials under (i)(7).

B. The Proposal and the Supporting Statement are contrary to Rule 14a-9.

Clause (i)(3) allows a registrant to omit a proposal if it or its supporting statement is contrary to Rule 14a-9 of the Act which prohibits false or misleading statements in proxy materials.

The Commission has interpreted Rule 14a-8(i)(3) (which permits exclusion of proposals that are "contrary to any of the Commissions proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials") to have several applications, including two bases that are relevant here. The first basis is that statements of fact contained in a shareholder proposal that are unsupported must be supported by citing an authority or the proposal may be omitted unless they are revised by the proponent to provide citations and support. *See UST Inc.* (March 13, 2000) (requiring revision of proposal to include citations to statistical reports referred to by proponent); *RJR* (March 7, 2000) (requiring revision of proposal to include citations to reports referred to by proponent); *UST Inc.* (February 27, 2002) (requiring revision of proposal to include citations to the specific sources of quoted material). The second basis is that opinions that are stated as facts without support must be redrafted to state that they are the opinions of the shareholder or the proposal may be omitted. *See RJR Tobacco Holdings, Inc.* (March 7, 2002) (requiring proposal statement that cigarettes are a drug delivery device to be recast as proponent's opinion); *RJR Tobacco Holdings, Inc.* (March 7, 2002) (same); *see also Phoenix Gold* (November 18, 2002) (requiring proposal statement that recent performance of the company's stock demonstrated illiquidity and inability to reflect operating improvements to be recast as proponent's opinion); *Commonwealth Energy Corporation* (November 15, 2002) (requiring proposal statement that the company's by-laws did not provide for indemnification of directors to be recast as proponent's opinion). As set forth below, the Company believes that the Proposal contains eight statements that fall within one of the above two bases for omission for lack of support. Accordingly, the Company believes that such statements must be revised to comply with Rule 14a-8(i)(3) or the Company is entitled to exclude the Proposal from the 2003 Proxy Materials.

First, in the first and second paragraphs of the Proposal, the Proponent refers to the position and certain statements of the National Cancer Institute, but does not provide any citation or reference that would permit the reader to verify the supporting authority for such statements.

Second, in the third and seventh paragraphs of the Proposal, the Proponent quotes and refers to the position and certain statements of the Editor of *Tobacco Reporter*, but does not provide a date or other specific citation or reference that would permit the reader to verify the authority for such statements.

Third, the fourth paragraph of the Proposal refers to the existence of an Oregon court case without providing any citation or reference for such factual statement.

Fourth, the fourth paragraph of the Proposal states that "[i]f these cases go against our company, we could possibly lose billions of dollars" without providing any supporting authority for such factual statement.

Fifth, the fifth paragraph of the Proposal states that the Canadian government has concluded that the terms "low tar," "light," and "ultralight" are deceptive to the consumer without providing any supporting authority for such factual statement.

Sixth, the fifth paragraph of the Proposal states that the European Union and Brazil have banned the terms "low tar," "light," and "ultralight" without providing any supporting authority for such factual statement.

Seventh, the fifth paragraph of the Proposal states that the World Health Organization recommends banning the terms "light" and "ultralight" as misleading without providing any supporting authority for such factual statement.

Eighth, the Supporting Statement of the Proposal states that "lower FTC tar and nicotine numbers do not mean a low exposure to tar or nicotine or a reduction in disease risk" without providing any supporting authority for such factual statement.

Similarly, the Proposal is misleading and unsupported in that, while it purports to *request* the Board to find *appropriate* ways of informing customers about the *actual* health risks of "light" and "ultralight" cigarettes, as written it assumes the conclusion that (1) the actual health risks are known and can be disclosed and (2) "light" and "ultralight" cigarettes are not safer and do not deliver less tar and nicotine. These are conclusions that should be stated as matters of opinion on behalf of the Proponents and the Proposal should not be permitted to include these assumptions.

Because of these statements that are contrary to Rule 14a-9 and the fact that the Proposal itself is misleading and unsupported, the Company believes that it may properly exclude the Proposal pursuant to (i)(3).

II. Conclusion

Based on the foregoing, the Company believes that it may omit the Proposal from the 2003 Proxy Materials because the Proposal (i) relates to the conduct of the ordinary business operations of a subsidiary of the Company (*i.e.,* litigation strategy) and (ii) is contrary to Rule 14a-9.

If the Staff has any questions or comments regarding this filing, please contact the undersigned at (336) 741-5162.

Thank you for your consideration of these matters.

Very truly yours,
R.J. REYNOLDS TOBACCO HOLDINGS, INC.

By: McDara P. Folan III
McDara P. Folan III
Vice President, Deputy General Counsel
and Secretary

Attachment
cc w/att: Sisters of Mercy of the St. Louis Regional Community, Inc.

Annex A

WARNINGS RELATED HEALTH RISKS OF SMOKING "LIGHT" BRANDS

R.J. Reynolds

Whereas: The National Cancer Institute has concluded that the changes in cigarette design implemented over the last 50 years have not reduced the disease risk of smoking. It also shoed that the machine measured yields of tar and nicotine presented in tobacco advertising do not provide meaningful information to smokers about the amounts of tar and nicotine they actually will receive from smoking different brands of cigarettes, including those labeled "light", "ultralight", or "mild".

The same study concluded that "many smokers chose these products as an alternative to cessation--a change that would produce real reduction in disease risks-making this deception an urgent public health issue".

Commenting on this study, the Editor of a will-known magazine covering the tobacco industry, *Tobacco Reporter*, wrote: The report is likely to embolden those looking to ban product descriptors such as 'light' and 'mild'. It also has provided a boon to trail lawyers--the study has already made its way into at least one court case as 'evidence' of deceptive industry practices."

In a recent Oregon court case, one tobacco manufacturer was sued in part for deceptively marketing light cigarettes as being safer and lost that suit with damages totaling $150 million. Meanwhile, there are six certified class action suits against tobacco manufacturers for deceptively promoting light cigarettes as being safer than regular cigarettes. If these cases go against our company, we could possibly lose billions of dollars.

The Canadian government has concluded the terms low tar, light, and ultralight are deceptive to the consumer. The European Union and Brazil have banned the terms. The World Health Organization recommends banning the terms light and ultralight as misleading.

Most smokers believe "Lights" and "Ultra Lights" are less harsh and deliver less tar and nicotine. On average, smokers believe that Lights afford a 25% reduction in risk, and Ultra Lights a 33% reduction in risk (*Tobacco Control* 10 [2001], i17).

The Editor of *Tobacco Reporter* above who wrote about the National Cancer Institute Report's concerns about peoples' misperceptions about "light" and "ultralight" brands, also opined that, as long as people do not embrace "the healthiest option," ie, "to kick the habit altogether," tobacco companies "better not make any healthy claims at all."

RESOLVED that shareholders request the Board to find appropriate ways of informing our customers about the actual health risks of smoking "light and ultralight" cigarettes to disassociate them from any belief that such products are safer and deliver less tar and nicotine.

Supporting Statement

We suggest that such ways include a campaign that would sponsor, but not be limited to, paid television advertising, package inserts in "light" and "ultralight" cigarettes that inform consumers about the fact that the lower FTC tar and nicotine numbers do not mean a low exposure to tar or nicotine or a reduction in disease risk. We also believe such information should include results of our own testing of our "light" and "ultralight" brands to determine how much nicotine a brand actually delivers to the consumer.

Annex B

Description of Litigation

The Proposal would improperly interfere with litigation strategy in significant legal actions pending against the Company and its subsidiary, Reynolds Tobacco. Set forth below is a brief summary of these cases. A more extensive discussion of these cases is available in the Company's most recent quarterly report on Form 10-Q.

On November 14, 2001 in the case of Turner v. R.J. Reynolds Tobacco Holding Co., Case No. 00L-113, the Circuit Court for the Third Judicial District of Madison County, Illinois certified a nationwide class of persons who purchased Camel Lights, Doral Lights, Salem Lights and Winston Lights cigarettes in the State of Illinois over a nearly thirty year period of time. This class action alleges that the Company and Reynolds Tobacco violated the Illinois Consumer Fraud Act and were unjustly enriched when these light brand cigarettes were sold in Illinois. Specifically, the First Amended Class Action Complaint alleges that: (1) "while marketing and promoting the cigarettes as having decreased tar and nicotine deliveries, Defendants designed Doral Lights, Winston Lights, Salem Lights and Camel Lights cigarettes to deliver higher level (sic) of tar and nicotine than could be measured by the standard testing apparatus;" (2) that defendants' "representations that Doral Lights, Winston Lights, Salem Lights and Camel Lights cigarettes deliver lower tar and nicotine than regular cigarettes are deceptive and misleading;" and (3) that defendants "engaged in unlawful schemes and courses of conduct that induced the Plaintiffs and the Class to purchase Doral Lights, Winston Lights, Salem Lights and Camel Lights." Plaintiffs seek refund of the price of the cigarettes purchased by the class, punitive damages and attorneys fees.

Proposed class actions like the Illinois case are currently pending against the Company and Reynolds Tobacco in Missouri and Florida. In both Collora v. R.J. Reynolds Tobacco Holding Co., Case No. 002-00732 pending in the Circuit Court of the City of St. Louis, State of Missouri and Rios v. R.J. Reynolds Tobacco Company, Case No. 02-1391 pending in the Circuit Court of the Fifteenth Judicial Circuit in and for Palm Beach County, Florida, the plaintiffs allege violations of their respective states' consumer fraud acts and claims for unjust enrichment. Like the Illinois class action, the complaints in these cases allege that the design and marketing of low tar and nicotine cigarettes were deceptive. Plaintiffs seek a refund of the price of the cigarettes purchased by the proposed classes, punitive damages and attorneys fees. Plaintiffs' motion for class certification in Collora was briefed and argued and is awaiting a ruling. The class certification motion in Rios has not yet been filed.

A proposed class action filed in New Jersey, Trombino v. R.J. Reynolds Tobacco Co., Case No. OCN-L-003269-02, Superior Court Of New Jersey, Ocean County, makes similar allegations regarding light brand cigarettes. After significant briefing and argument on the class certification question, plaintiffs recently voluntarily withdrew the class allegations. The case remains pending as an individual action in which the plaintiffs allege that the design and marketing of reduced tar and nicotine cigarettes were deceptive. Plaintiffs claim that the actions of the Company and its subsidiary violate the New Jersey Consumer Fraud Act and seek refund of the purchase price of their cigarettes, punitive damages, and attorneys fees.

In addition to these actions, at least five individual actions are currently pending in which the plaintiffs' complaints include an allegation that the Company and/or its subsidiary engaged in tortious and/or deceptive conduct in connection with the design and marketing of "light" cigarettes. These cases are in various stages of trial readiness.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 21, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: R.J. Reynolds Tobacco Holdings, Inc.
Incoming letter dated December 23, 2002

The proposal requests that the board of directors find appropriate ways of informing customers about the "actual health risks of smoking 'light and ultralight' cigarettes to disassociate them from any belief that such products are safer and deliver less tar and nicotine."

There appears to be a basis for your view that RJR may exclude the proposal under rule 14a-8(i)(7), as relating to RJR's ordinary business operations (i.e., litigation strategy). Accordingly, we will not recommend enforcement action to the Commission if RJR omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which RJR relies.

Sincerely,

Katherine W. Hsu

Katherine W. Hsu
Attorney-Advisor